UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of the Registrant:

BANK OF AMERICA CORPORATION

2.	Name of the person relying on exemption:

FINGER INTERESTS NUMBER ONE, LTD.

3.	Address of person relying on exemption:

520 Post Oak Blvd., Suite 750, Houston, TX 77027

4.	Written Materials. Attach written material required to be submitted pursuant to Rule 14a -6(g)(1).

Dear Institutional Shareholders and Board of Directors:

Our firm, Finger Interests Number One, Ltd. is a long term holder of Bank of America and is interested in seeing Bank of America (BAC:NYSE) managed to maximize the long term value for all shareholders. In 2009, we were activist shareholders prior to the annual shareholder meeting, and encouraged shareholders to separate the Chairman & CEO position (successful), and to vote against three directors (all no longer serving).

WE ARE WRITING TO ENCOURAGE THOSE SHAREHOLDERS WITH ACCESS TO MANAGEMENT AND THE BOARD OF DIRECTORS TO:

(I) READ THIS ARTICLE AND RELATED LAWSUIT WITH AFFIDAVITS ( çsee link);

AND

(II) CONTACT MANAGEMENT AND THE BOARD OF DIRECTORS REGARDING THEIR COMMITMENT TO DEVELOPING AN ETHICAL CORPORATE CULTURE CONSISTENT WITH MAXIMIZING THE VALUE OF THE BANK OF AMERICA BRAND AND ITS COMMON STOCK.

Recent Allegations in Massachusetts Lawsuit – Not Just Another Lawsuit

On its face, the recent class action lawsuit filed in the U.S. District Court of Massachusetts in front of the Honorable Judge Rya W. Zobel looks like many of the other lawsuits that have been filed against Bank of America for its (and Countrywide’s) failures to properly service

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mortgage loans. From a legal standpoint, Judge Zobel recently denied BAC’s request for dismissal, meaning BAC will have to respond to certain borrower’s claims in their respective state courts. From a business / shareholder perspective, one can say that these cases will ultimately get settled at some dollar cost.

But the case, and more importantly, the affidavits attached from former employees say volumes about the failures of senior management and the board of directors to materially change the corporate culture that has long existed at Bank of America prior to Brian Moynihan’s ascendance or (most of) this Board of Directors’ inauguration.

BAC and Brand Value

The concept of “brand value” is something that most companies serving consumers understand. Major brands like Coca Cola, Proctor & Gamble, American Express, and even General Motors understand the importance of developing a reputation for product quality, value and fairness when dealing with their customers. These companies actively manage their products and corporate image to develop the value of their brand in the marketplace, cultivating customer loyalty and in turn creating long term franchise value for shareholders. This lies at the essence of what Warren Buffet refers to when he invests in high quality, brand name companies. (Although Buffet invested in BAC in 2011, we believe he did so because he got such great terms. Note that he has not added to his BAC position since inception, but he has repeatedly increased his WFC position, as recently as Q1 2013.)

Bank of America’s Board and Management Just Don’t Get It

Bank of America was recently accused in six affidavits filed in a lawsuit alleging that bank employees were rewarded for delaying and denying Home Affordable Modification Program (“HAMP”) modifications so that Bank of America could generate more fees and steer existing borrowers to more profitable in house products. Additionally, attorneys general from North Carolina and New York are looking into BAC’s compliance with the recent industry-wide $25 BN global servicing settlement, adding credence to these allegations. If true, the recent allegations outlined in a story on NBC news (June 17, 2013) about Bank of America’s systematic denial of mortgage modifications for borrowers that qualified under HAMP is demonstration that Bank of America’s management and board of directors do not understand this concept of developing long term franchise value by building a reputation for quality, value and fairness. Fairness includes honesty and integrity. The recent allegations also show that nothing has really changed at Bank of America under Brian Moynihan and the Board of Directors led by Charles Holliday.

If true, the six affidavits filed by former employees of Bank of America in the Massachusetts case are damning, and evidence of unethical behavior and, more importantly point to a corporate culture of not just “short termism”, but of outright corruption and a disregard for

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laws, regulation, and of course, customers. If false, then we have to question why former employees would want to risk their personal credibility and expose themselves to penalties of perjury for false statements. Regardless of whether you believe in the fairness of the HAMP programs to the 90% of borrowers in America that pay their mortgages on time, as a long term shareholder and owner of Bank of America, we are deeply concerned that this corporate culture of deceit has continued to exist under Brian Moynihan and Charles Holliday’s Board of Directors. Where Ken Lewis and his predecessor had created a culture of “yes” men and women, and intimidated (and fired) employees that had the courage to express dissent or question any course of action dictated by the CEO, based on statements from management, we frankly had expected much more from this new leadership.

What should we and other shareholders expect?

Bank of America has made great strides in cleaning up its balance sheet and building capital. It is undertaking steps to bring expenses into line with revenues in a less friendly banking and regulatory environment. And its stock may have additional upside, assuming management can resolve outstanding litigation and mortgage put back issues without crippling the company. All that said, this will never be a great company until the corporate culture has changed. Until a culture of honesty and integrity is instilled in this institution – starting from the top management and the board of directors - down to every level of the company, there will continue to be a gap between this company’s potential value and its realized value. Until there is a moral imperative to act in the customer’s best interests, where managers who fail to do so are disciplined or terminated, this value gap will remain.

For those shareholders with access to senior management and the board of directors, we encourage them to engage management and the board on these important issues. We would encourage social investors to pressure management on the topics of acceptable management behavior and a code of ethics. We think all investors should ask:

1.  How do the allegations set forth in the affidavits correlate to Brian Moynihan’s repeated statement (and goal?) that Bank of America is “customer driven” to meet the needs of customers?

2.  Does senior management and the board of directors care about ethical behavior at Bank of America?

3.  Does Bank of America, its senior management, and board understand the importance of brand equity and how it impacts long term shareholder value?

4.  What is being done to change the corporate culture at Bank of America?

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Corporate Reputations Matter

Each new headline chips away at the company’s image, and damages its standing with customers and potential customers. In consumer perception of reputation among banking companies, Bank of America ranks dead last. (see American Banker bank reputation article June 2012) How many angry customers tell their family and friends about their bad experiences with Bank of America? How many prospects never even consider Bank of America for their financial needs? The lack of a strong corporate culture of integrity must also impact Bank of America’s ability to recruit top flight employees at every level and weaken employee morale.

Management and Board Must Act

As a shareholder, we call on Brian Moynihan and the board to investigate these claims made in the employee affidavits and report to shareholders what it has found. We call on every Bank of America director to read the affidavits of these six individuals and challenge each director to ask what type of corporate culture exists where the only goal is hitting certain financial targets, regardless of laws, regulations, contractual agreements, much less the associated immorality and human cost involved. And what about a corporate culture where employees work in constant fear of being fired, where openness, dialogue and dissent are not tolerated? We then ask the board to take decisive action to remediate any issues found in the investigation, and begin the process of rebuilding the integrity of senior managers in this company. This means communicating to all employees the value of acting in the customers’ best interests, rooting out dishonesty, and explaining how a culture of honesty can build trust, relationships and ultimately long term franchise value for shareholders.

Related articles:

NBC News article - http://www.nbcnews.com/business/bank-america-former-employees-we-were-told-lie-6C10351458

Business Wire article - http://www.businesswire.com/news/home/20110706006932/en/Judge-Rules-Homeowners-Pursue-Lawsuit-Bank-America

Bloomberg article - http://www.bloomberg.com/news/2013-06-18/bofa-should-face-foreclose-probe-by-tarp-waters-says.html

ProPublica article - http://www.propublica.org/article/bank-of-america-lied-to-homeowners-and-rewarded-foreclosures

Lawsuit & Affidavits:

UNITED STATES DISTRICT COURT OF MASSACHUSETTS

IN RE BANK OF AMERICA HOME AFFORDABLE MODIFICATION PROGRAM (HAMP) CONTRACT LITIGATION

http://msfraud.org/LAW/Lounge/Bank_of_America_Affidavits_HAMP-crimes_6-13.pdf

Please note, the cost of this solicitation is being borne entirely by Finger Interests Number One, Ltd.and is being done through the use of one or more of the following forms of communication: mail, e-mail, website, and/or telephone communications.

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